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[NORFOLK SOUTHERN LOGO]

                                                             December 11, 1996

Dear Conrail Shareholder:

                           NOW IS THE TIME TO ACT!

   As you know, at Conrail's December 23rd Special Meeting, you will have the opportunity to vote AGAINST the proposal to "opt out" of the Pennsylvania Fair Value Statute and the proposal to adjourn the Special Meeting if Conrail does not have enough votes to carry its proposals. I want to take this opportunity to stress the importance of your vote. This is a crucial time for Conrail. It may be your only opportunity to ensure that Norfolk Southern's superior $110 all-cash, all-shares offer -with prompt payment through use of a voting trust -will remain available to you.

   I urge all Conrail shareholders to vote AGAINST the amendment proposal and AGAINST the adjournment proposal. Please either:

   o  sign, date and return the enclosed GOLD proxy card today;
or, if you are an ESOP Participant,

   o mark the enclosed GREEN instruction card AGAINST, and sign, date and return it today.

                 IMPORTANT INFORMATION FOR ESOP PARTICIPANTS

   If you are an ESOP Participant, it is especially important that you mark your GREEN instruction card AGAINST, because each ESOP share that is allocated to your account represents a significantly greater voting interest -by our calculation, as much as seven votes. This is because your instructions to the Trustee also direct the voting of unallocated and unvoted ESOP shares, as well as shares held in the Employee Benefits Trust. Therefore, it is very important that you vote and be heard. REMEMBER, THE ESOP TRUSTEE IS REQUIRED BY LAW TO KEEP YOUR VOTE CONFIDENTIAL.

   Why should you instruct the ESOP Trustee to vote AGAINST the "opt out" proposal? Here are six reasons:

   o There is substantially more overlap with a CSX/Conrail system than there is with a Norfolk Southern/Conrail system. A merger between CSX and Conrail would eliminate competitive service in 64 cities, including Philadelphia, Baltimore, Youngstown and Pittsburgh. Conrail's Hollidaysburg and Altoona shops are within 70 miles of CSX's facilities at Cumberland, MD. Redundancies like these could add up to lost jobs.

   o Our managers are valuable to us and are treated as such. We have avoided massive layoffs and involuntary separations. Since the formation of Norfolk Southern in June 1982, we have matched people to needs through attrition, voluntary separation and early retirements.
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   o  Norfolk Southern and Conrail both can boast fully funded, healthy pension funds, ensuring peace of mind for both employees and retirees. CSX, on the other hand, has been listed as one of the "Top 50 Companies with the Largest Underfunded Pension Liability."(1) Why let CSX reap the benefit of the protective surplus your hard work has built up?

   o Norfolk Southern is committed to maintaining a major operating presence in Philadelphia as we have done in Roanoke, Virginia and Atlanta, Georgia --major operating centers for Norfolk Southern's two predecessor railroads. Norfolk Southern also has made public plans for a multimodal rail-highway facility at the dormant Philadelphia Navy base.

   o Norfolk Southern's $110 all-cash offer for Conrail shares is the superior offer. CSX's proposal for the remaining Conrail stock is currently valued at approximately $92 per share (based on a CSX closing stock price on December 10 of $46 3/8). Unlike the Norfolk Southern offer, the second-step stock portion of the CSX offer is contingent on Surface Transportation Board approval. The earliest CSX expects to receive any such approval is early 1998. This means you have no assurance if and when CSX will acquire the remaining 75% of Conrail stock.

   o You should know that a number of senior Conrail executives have been selling Conrail shares recently, not only pursuant to the first CSX offer but also on the open market. Ask yourself if this indicates a lack of confidence in the value and chances of completion of CSX's proposed deal.

   Many of you have worked with Norfolk Southern people for many years and are familiar with our values and beliefs. You know us. Together, we can form an even better railroad -a process that you can help. Say "NO" to the CSX/Conrail merger by voting today. Instruct the ESOP Trustee to vote your shares AGAINST Conrail's amendment proposal and adjournment proposal.

   Your vote is important to us. If you have already sent a Trustee instruction card in response to the Conrail solicitation, you may revoke it and vote AGAINST the proposal by signing and dating the enclosed green instruction card and mailing it in the enclosed postage paid return envelope to the Trustee. IT'S THE LATEST DATED INSTRUCTION CARD THAT COUNTS. Remember -the Trustee is required by law to keep your vote confidential. WHY LET OTHERS DECIDE YOUR DESTINY WHEN YOU CAN CAST A VOTE FOR YOUR FUTURE?
------------

  1  Pension Benefits Guaranty Corporation:
     News Release 96-19, December 6, 1995.
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                     CONRAIL SHAREHOLDERS: THE FUTURE OF
                         YOUR INVESTMENT IS AT STAKE

TAKE A STAND FOR YOUR SHAREHOLDER RIGHTS, INCLUDING YOUR RIGHT TO RECEIVE FAIR VALUE FOR YOUR SHARES. VOTE AGAINST THE AMENDMENT PROPOSAL AND AGAINST THE ADJOURNMENT PROPOSAL BY SIGNING, DATING AND RETURNING THE GOLD PROXY CARD TODAY (OR THE GREEN INSTRUCTION CARD FOR ESOP PARTICIPANTS). DO NOT TENDER YOUR SHARES INTO CSX'S INFERIOR OFFER.

   We hope this letter assists you in better understanding the issues at stake at the Special Meeting. We will keep you apprised of continuing developments and are firmly committed to making a Norfolk Southern/Conrail combination a reality. We believe that this combination is clearly in the best interests of Conrail and its employees, shareholders, customers and other constituencies.

                                        Sincerely,

                                        /S/ David R. Goode

                                        David R. Goode
                                        Chairman, President and
                                        Chief Executive Officer


                                   IMPORTANT
                  If you have any questions, please call our solicitor:


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